UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 01, 2021

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: November 01, 2021

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

This announcement contains inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) No 596/2014 (as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018).

1 November 2021

Barclays PLC

Barclays Bank PLC (together "Barclays")

Board changes

Barclays and Mr Jes Staley, Group Chief Executive, were made aware on Friday evening of the preliminary conclusions from the FCA and the PRA of their investigation into Mr Staley's characterisation to Barclays of his relationship with the late Mr Jeffrey Epstein and the subsequent description of that relationship in Barclays' response to the FCA. In view of those conclusions, and Mr Staley's intention to contest them, the Board and Mr Staley have agreed that he will step down from his role as Group Chief Executive and as a director of Barclays. It should be noted that the investigation makes no findings that Mr Staley saw, or was aware of, any of Mr Epstein's alleged crimes, which was the central question underpinning Barclays' support for Mr Staley following the arrest of Mr Epstein in the summer of 2019.

The Board is disappointed at this outcome. Mr Staley has run the Barclays Group successfully since December 2015 with real commitment and skill. Supported by the senior team which he largely helped build and on whom the Barclays Group will be relying for the future, Mr Staley clarified the Barclays Group's strategy, transformed its operations and materially improved its results. The regulatory process still has to run its full course and it is not appropriate for Barclays to comment further on the preliminary conclusions.

With effect from 1 November 2021, Mr C.S. Venkatakrishnan (known as Venkat) will take over as Group Chief Executive, subject to regulatory approval, and as a director of Barclays. The Board has had succession planning in hand for some time, including reviewing potential external appointees, and identified Venkat as its preferred candidate for this role over a year ago, as a result of which he moved from the position of Group Chief Risk Officer to Head of Global Markets. The Board has long been confident in Venkat's capabilities to run the Barclays Group and is delighted to have such a strong internal candidate. The Board is confident that Barclays under his leadership will continue its strategic direction and improve performance in line with the progress of recent years.

C.S.  Venkatakrishnan's experience

Prior to his appointment as Group Chief Executive, Venkat served as Head of Global Markets and Co-President of Barclays Bank PLC from October 2020 and Group Chief Risk Officer from 2016 to 2020. Prior to joining Barclays in 2016, he worked at JP Morgan Chase from 1994, holding senior roles in Asset Management where he was Chief Investment Officer in Global Fixed Income, as well as in Investment Banking, and in Risk.

Venkat holds S.B., S.M. and Ph.D. degrees from the Massachusetts Institute of Technology.

Key compensation arrangements for Jes Staley

The Barclays Board Remuneration Committee (the "Committee") has determined that the following terms will relate to Mr Staley's departure as Group Chief Executive, which are consistent with the Directors' Remuneration Policy approved by shareholders on 7 May 2020 (the "DRP") and Mr Staley's contract of employment.

Mr Staley is entitled to 12 months' notice from Barclays under his contract of employment and will therefore continue to receive his current fixed pay (£2.4m per annum delivered in cash and Barclays shares), pension allowance (£120,000 per annum) and other benefits until 31 October 2022.

In accordance with the DRP, Mr Staley will be eligible to receive repatriation costs to the US.

No decisions have yet been made in respect of any further remuneration payments to be made to Mr Staley. In accordance with section 430(2B) of the Companies Act 2006, particulars of any such decisions will be made at such time as, and to the extent that, any such decisions are made.

Key compensation arrangements for C.S. Venkatakrishnan

Venkat's compensation arrangements will reflect his role and responsibilities and are made in accordance with the DRP.

On appointment, Venkat will receive fixed pay of £2.7m, delivered 50% in cash (paid monthly) and 50% delivered in Barclays shares. The shares will be delivered quarterly and will be subject to a holding period with restrictions lifting over 5 years. Venkat will also receive a cash payment in lieu of pension of £135,000 per annum.

Venkat will receive standard benefits including medical cover and life assurance.

On an annual basis, Venkat will be eligible to be considered for a discretionary incentive award up to a maximum value of 93% of fixed pay (or such other maximum value as may be set out in any Barclays Directors' Remuneration Policy approved by shareholders and as applicable from time to time). For 2021, Venkat will be eligible to receive a discretionary incentive award for his pro rata performance as Head of Global Markets and Co-President of Barclays Bank PLC prior to appointment and a discretionary incentive award for his pro rata performance as Group Chief Executive following appointment (the latter being subject to the maximum value set out above).

Venkat will be eligible to be considered for the grant of an award under the Barclays Long Term Incentive Plan with a total maximum market value in any one year of 140% of fixed pay at the date of grant (or such other maximum value as may be set out in any Barclays Directors' Remuneration Policy approved by shareholders and as applicable from time to time).

In setting the remuneration for Venkat, the Committee, comprised of independent Non-Executive Directors, noted both that this places him appropriately against our peer group of UK and European banks (as set out in the DRP) and that this would result in a reduction in Venkat's current fixed pay.

There are no other disclosures required under Listing Rule 9.6.13R in relation to Venkat's appointment.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin / Jon Tracey
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

About Barclays

Barclays is a British universal bank. We are diversified by business, by different types of customer and client, and geography. Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group. For further information about Barclays, please visit our website home.barclays.